

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2012

Via E-mail
Eric Sauve
President and Chief Financial Officer
Grant Hartford Corporation
2620 Connery Way
Missoula, Montana 59808

  Re: Grant Hartford Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2011
     Filed April 17, 2012
     File No. 333-155507

Dear Mr. Sauve:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ending December 31, 2011 filed April 17, 2012

Introduction, page 15

1. Reporting of contained metal is not allowed without also reporting your ore proven and/or probable reserve tonnages and grades. It is relevant to the potential investor to know whether a quoted quantity of contained metal is the product of a large tonnage of low-grade material or of a small tonnage of high-grade material. Quoting contained metal without also quoting grades can result in a potential investor inferring a value for the deposit, which is totally at variance with its true realizable value.

Nancy Hanks and Marble Ore Zones, page 20
Underground Core Plans, page 24

2.   We note you disclosure resources as measured, indicated or inferred resources/reserves in various sections of your disclosure. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. You may disclose quantity estimates for non-reserve mineralized material to refer to mineralization that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence of the samples. In this instance, you would need to disclose that such a deposit would not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude, both legal and economic feasibility. Please modify you filing removing all resource disclosure.

3.   Generally, mineralized material should be reported as an in place grade and tonnage. Estimates of contained metal or total ounces in mineralized material should not be reported, as these can be confused with reserves. Note that "mineralized material" does not include: 1) material reported as reserves, and 2) volumes and grades estimated by using geologic inference, which are sometimes classed as "inferred" or "possible" by some evaluators.

- Remove the terms "measured," "indicated," Inferred" "mineral resource," "mineral resource base," "drill indicated," "geological resources" and associated estimates.

- If the quantities associated with the above terms meet the requirements of mineralized material, disclose the estimates as "mineralized material."

- Please do not disclose estimates based on geologic inference, such as "inferred" or "possible" resources

4.   Combining the proven and probable reserve categories is contrary to the explicit guidance of Industry Guide 7, which provides that reserves may be combined as "proven and probable" only if proven and probable reserves cannot be readily segregated and a statement to that effect in included with your filing. Please modify your filing and report each category of reserves separately.

5.   The cutoff grade is a critical component used to evaluate the potential of the mineral properties. Please disclose the commodity prices, operating costs and recovery parameters used to determine your cutoff grade estimate. Please show that this calculation demonstrates the cutoff grade or tenor used to define your mineral resource has reasonable prospects for economic extraction. In establishing your cut-off grade, your disclosure must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices, i.e. based on a three-year historic average.

6.   Please disclose the following information within or adjacent to your reserve tables:

- A statement clarifying the extent to which your reserve estimates incorporate losses for mine dilution and mining recovery.

- The cutoff grade

- The metallurgical recovery factor for each of your mines.

- All historic three-year average commodity prices and currency conversion factors that were used to estimate your reserves.

- The percentage of your ownership of each mine and a statement clarifying whether quantities disclosed are for the entire mine/deposit or just your share.

A statement indicating whether your resource estimates are inclusive of exclusive of your reserve estimates

7. Please reconcile the various tonnages and grades of your proven and probable reserves disclosure. In addition please provide a summary table of all your proven and/or probable reserves and mineralized material. In the event these estimates differ due to chronological drilling/evaluation programs, please clearly indicate this fact in your filing.

8. Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

  Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

9. Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Argenta Block, page 28

10. We note you report grades as "up to" in this section and elsewhere in your filing. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

- Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance. Please note the TSX Venture Exchange Corporate Finance Manual – Appendix 3F also addresses many of these items.

Compliance with Government Regulation, page 35

11.	We note you disclose previous mining activities on your mineral properties. Please elaborate on any surface disturbance or contamination issues found on the surface or in the groundwater due to historical mining activities. The extent and significance of the disturbance/contamination, as well as your plans to remediate the site, should be clear.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director